SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2 July 2012

AVIVA PLC

Lord Sharman retires from the Board

Further to the announcement made on 15 June 2011, Aviva plc (the "Company") announces that Lord Sharman of Redlynch retired as chairman of the board and as a director of the Company on 30 June 2012. Lord Sharman also stepped down as chairman of the Nomination Committee and as a member of the Corporate Responsibility Committee on 30 June 2012.

The Company confirms that, further to its announcements on 15 June 2011 and 8 May 2012, John McFarlane became executive chairman of the Company, with effect from 1 July 2012.

Commenting on Lord Sharman's retirement, John McFarlane said:

"Colin chaired the board of Aviva successfully, mainly during a period of economic uncertainty and he brought his extensive experience in the international financial services industry to bear during this period. Under his leadership of the board, the Company also developed into a single strong brand, easily recognisable in the markets where it operates. On behalf of the board, I would like to thank Colin for his service to the Company and we all wish him well for the future."

Enquiries:
Russell Tullo - Deputy Group Company Secretary
Tel: 020 7662 0519

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 July, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary